UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CONSUMER PORTFOLIO SERVICES INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

210502100
(CUSIP Number)

Stephen H. Deckoff
2187 Atlantic Street, 9th Floor
Stamford, CT 06902
(203) 552-0888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 210502100	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,265,611

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,265,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,265,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.24%

14	TYPE OF REPORTING PERSON
OO, IA

SCHEDULE 13D

CUSIP No: 210502100	Page 3 of 6 Pages

1	NAMES OF REPORTING PERSONS
STEPHEN H. DECKOFF

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,265,611

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,265,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,265,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.24%

14	TYPE OF REPORTING PERSON
IN, HC

SCHEDULE 13D

CUSIP No: 210502100	Page 4 of 6 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on December 9, 2021 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”), with respect to the Common Stock, no par value (the “Shares”), of Consumer Portfolio Services, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 800 Howard Hughes Parkway, Suite 1400, Las Vegas, Nevada 89169. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The funds used for the purchase of the Shares reported herein by the Reporting Persons were investment capital of the certain Black Diamond investment vehicles. A total of approximately $14,984,775.44, including commissions, was paid to acquire the Shares reported herein.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a, b) The aggregate number of Shares and the percentage of total outstanding Shares beneficially owned by the Reporting Persons as of the date hereof is set forth below:

Reporting Person	Number of Shares Beneficially Owned 1 2	Percentage of Outstanding Shares	Number of Outstanding Shares [3]
Black Diamond	4,265,611	20.24%	21,073,571
Mr. Deckoff	4,265,611	20.24%	21,073,571

1 The beneficial ownership for which each figure is provided in this column is the shared, not sole, power to vote or to direct the vote, and the shared, not sole, power to dispose or to direct the disposition of the Shares.

2 This amount includes 6,274 shares inadvertently omitted from the Reporting Persons' initial Schedule 13D.

3 This figure is based upon information in the Issuer’s proxy statement filed on Schedule 14A, filed November 10, 2021, indicating that, as of November 1, 2021, there were 21,073,571 Shares outstanding.

(c) A description of the transactions in the Shares since the filing of the Original Schedule 13D, all of which were effected with or through a broker, is included in Exhibit B.

(d) Certain Black Diamond investment vehicles have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons. Such interest of one of such investment vehicles, Black Diamond Credit Strategies Master Fund, Ltd. (“Master Fund”), relates to more than 5 percent of the class of Shares.

(e) This Item 5(e) is not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit B:  Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D

CUSIP No: 210502100	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2022

BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

/s/ Stephen H. Deckoff

Stephen H. Deckoff
Managing Principal

STEPHEN H. DECKOFF

/s/ Stephen H. Deckoff

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

CUSIP No: 210502100	Page 6 of 6 Pages

EXHIBIT B

SCHEDULE OF TRANSACTIONS

Name of Account	Date of Transaction	Nature of Transaction	Quantity of Shares	Price Per Share
Master Fund	12/27/2021	Purchase	8,475	$9.4889 (1)
BDCM Strategic Capital Fund I, L.P.	12/27/2021	Purchase	5,613	$9.4889 (1)
Master Fund	12/28/2021	Purchase	699	$9.4784 (2)
BDCM Strategic Capital Fund I, L.P.	12/28/2021	Purchase	2,736	$9.4784 (2)
BDCM Strategic Capital Fund I, L.P.	01/11/2022	Purchase	5,301	$10.5062
BDCM Strategic Capital Fund I, L.P.	01/12/2022	Purchase	15,540	$10.5802
BDCM Strategic Capital Fund I, L.P.	01/13/2022	Purchase	3,721	$10.5648
BDCM Strategic Capital Fund I, L.P.	01/14/2022	Purchase	6,199	$10.6271
BDCM Strategic Capital Fund I, L.P.	01/18/2022	Purchase	17,844	$10.63
BDCM Strategic Capital Fund I, L.P.	01/19/2022	Purchase	22,742	$10.6297
BDCM Strategic Capital Fund I, L.P.	01/20/2022	Purchase	13,504	$10.63
BDCM Strategic Capital Fund I, L.P.	01/21/2022	Purchase	60,947	$10.4377
BDCM Strategic Capital Fund I, L.P.	01/24/2022	Purchase	20,426	$10.1057
BDCM Strategic Capital Fund I, L.P.	01/25/2022	Purchase	2,248	$10.3134
BDCM Strategic Capital Fund I, L.P.	01/26/2022	Purchase	4,020	$10.78
BDCM Strategic Capital Fund I, L.P.	01/27/2022	Purchase	14,257	$10.7556
BDCM Strategic Capital Fund I, L.P.	02/04/2022	Purchase	7,362	$10.78

1.
This price is a weighted average price. The Shares were purchased in multiple transactions at prices ranging from $9.44 to $9.50, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased at each separate price within the range set forth in this footnote (1) and (2) herein.

2.	This price is a weighted average price. The Shares were purchased in multiple transactions at prices ranging from $9.43 to $9.49, inclusive.